# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: YY Group Holding Ltd., CIK 0001985337
CUSIP: G9888Q103
Title of class of securities: Class A Ordinary Shares, each with no par value
Address of issuer's principal executive offices: 60 PAYA LEBAR ROAD #05-43 PAYA LEBAR SQ, SINGAPORE, Singapore (U0), 409051
Date of event which requires filing of this statement: 03/27/2026
Filed by CIK 0000896493
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Andrew J. Astore, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Hyperscale Data, Inc. (CIK 0000896493): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 940,661; sole dispositive power 0; shared dispositive power 940,661; aggregate amount beneficially owned 940,661 (28.7% of the class)
- Alpha Structured Finance LP (CIK 0002062284): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 120,000; sole dispositive power 0; shared dispositive power 120,000; aggregate amount beneficially owned 120,000 (3.7% of the class)
- Alpha Structured Finance GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 120,000; sole dispositive power 0; shared dispositive power 120,000; aggregate amount beneficially owned 120,000 (3.7% of the class)
- ACG Alpha Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 120,000; sole dispositive power 0; shared dispositive power 120,000; aggregate amount beneficially owned 120,000 (3.7% of the class)
- Ault Lending, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 0; shared voting power 820,661; sole dispositive power 0; shared dispositive power 820,661; aggregate amount beneficially owned 820,661 (25.1% of the class)
- Ault Capital Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 940,661; sole dispositive power 0; shared dispositive power 940,661; aggregate amount beneficially owned 940,661 (28.7% of the class)
- AULT MILTON C III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 30,000; shared voting power 940,661; sole dispositive power 30,000; shared dispositive power 940,661; aggregate amount beneficially owned 970,661 (29.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, each with no par value
Name of issuer: YY Group Holding Ltd.
Address of issuer's principal executive offices: 60 PAYA LEBAR ROAD #05-43 PAYA LEBAR SQ, SINGAPORE, Singapore (U0), 409051

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

(i) Hyperscale Data, Inc., a Delaware corporation ("Hyperscale"), as the holder of a majority of the equity interests of Ault Capital Group, Inc.;

(ii) Alpha Structured Finance LP, a Delaware limited partnership ("Alpha Fund"), with respect to the Class A Ordinary Shares, each with no par value, of the Issuer (the "Shares") beneficially owned by it;

(iii) Alpha Structured Finance GP LLC, a Delaware limited liability company ("Alpha GP"), as the general partner of Alpha Fund;

(iv) ACG Alpha Management LLC, a Delaware limited liability company ("Alpha Management"), as the investment manager of Alpha Fund and the holder of all of the equity interests of Alpha GP;

(v) Ault Lending, LLC, a California limited liability company ("Ault Lending"), with respect to the Shares beneficially owned by it;

(vi) Ault Capital Group, Inc., a Nevada corporation ("Ault Capital"), as the holder of all of the equity interests of Alpha Management and Ault Lending; and

(vii) Milton C. Ault, III, as CEO and Chief Investment Officer of Alpha Management, Executive Chairman of Ault Capital and Executive Chairman of Hyperscale.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Set forth on Exhibit 1 annexed hereto ("Exhibit 1") is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Hyperscale, Alpha Fund, Alpha GP, Alpha Management, Ault Lending, and Ault Capital. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed in Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address of Hyperscale is 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141. The principal business address of Alpha Fund is 11411 Southern Highlands Parkway, Suite 330, Las Vegas, NV 89141. The principal business address of Alpha GP is 11411 Southern Highlands Parkway, Suite 330, Las Vegas, NV 89141. The principal business address of Alpha Management is 11411 Southern Highlands Parkway, Suite 330, Las Vegas, NV 89141. The principal business address of Ault Lending is 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626. The principal business address of Ault Capital is 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141. The principal business address of Mr. Ault is c/o Hyperscale Data, Inc., 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141.
Present principal occupation or employment: The principal business of Hyperscale is operating as an artificial intelligence data center company anchored by Bitcoin as well as a wholly owned subsidiary that is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. The principal business of Alpha Fund is investing in securities. The principal business of Alpha GP is serving as the general partner of Alpha Fund. The principal business of Alpha Management is serving as the investment manager of Alpha Fund. The principal business of Ault Lending is providing commercial loans and investing in securities. The principal business of Ault Capital is being a diversified holding company. The principal occupation of Mr. Ault is serving as the Executive Chairman of Hyperscale.
Criminal convictions in the last five years: No Reporting Person nor any person listed in Exhibit 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person nor any person listed in Exhibit 1 has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Hyperscale is organized under the laws of the State of Delaware. Alpha Fund is organized under the laws of the State of Delaware. Alpha GP is organized under the laws of the State of Delaware. Alpha Management is organized under the laws of the State of Delaware. Ault Lending is organized under the laws of the State of California. Ault Capital is organized under the laws of the State of Nevada. Mr. Ault is a citizen of the United States of America. The citizenship of the persons listed in Exhibit 1 is set forth therein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate purchase price of the 120,000 Shares beneficially owned by Alpha Fund that were purchased directly by Alpha Fund with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $167,347, including brokerage commissions.

The aggregate purchase price of the 820,661 Shares beneficially owned by Ault Lending that were purchased directly by Ault Lending with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $(629,271), including brokerage commissions.

The aggregate purchase price of the 30,000 Shares beneficially owned by Mr. Ault that were purchased directly by Mr. Ault with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $(36,511), including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 6 hereof is incorporated by reference herein. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged and intend to continue to engage in discussions with the Issuer's board of directors and management team regarding opportunities for the Issuer to enhance stockholder value.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management team and the Board, price levels of the Shares, conditions in the securities markets, general economic and industry conditions, and other investment opportunities available to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with the Issuer, stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative transactions, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 3,274,828 Shares outstanding as of April 3, 2026, which is the total number of Shares outstanding reported by the Issuer upon the completion of the cancellation process described in its Form 6-K/A filed with the Securities and Exchange Commission (the "SEC") on March 31, 2026.

As of the date hereof, Hyperscale, as the majority holder of the equity interests of Ault Capital, may be deemed to beneficially own the 940,661 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending.

Percentage: 28.7%

As of the date hereof, Alpha Fund beneficially owned 120,000 Shares.

Percentage: 3.7%

As of the date hereof, Alpha GP, as the general partner of Alpha Fund, may be deemed to beneficially own the 120,000 Shares beneficially owned by Alpha Fund.

Percentage: 3.7%

As of the date hereof, Alpha Management, as the investment manager of Alpha Fund, may be deemed to beneficially own the 120,000 Shares beneficially owned by Alpha Fund.

Percentage: 3.7%

As of the date hereof, Ault Lending beneficially owned 820,661 Shares.

Percentage: 25.1%

As of the date hereof, Ault Capital, as the majority holder of the equity interests of Alpha Management and Ault Lending, may be deemed to beneficially own the 940,661 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending.

Percentage: 28.7%

As of the date hereof, Mr. Ault beneficially owned 970,661 Shares, including 30,000 Shares beneficially owned directly, and the 940,661 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending that, as the CEO and Chief Investment Officer of Alpha Management, Executive Chairman of Ault Capital, and the Executive Chairman of Hyperscale, Mr. Ault may be deemed to beneficially own.

Percentage: 29.6%
Number of shares as to which each person has sole or shared power to vote or dispose:
Hyperscale:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 940,661
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 940,661

Alpha Fund:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 120,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 120,000

Alpha GP:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 120,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 120,000

Alpha Management:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 120,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 120,000

Ault Lending:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 820,661
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 820,661

Ault Capital:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 940,661
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 940,661

Mr. Ault:
1. Sole power to vote or direct vote: 30,000
2. Shared power to vote or direct vote: 940,661
3. Sole power to dispose or direct the disposition: 30,000
4. Shared power to dispose or direct the disposition: 940,661
Transactions in the class effected during the past sixty days: None of the Reporting Persons have engaged in any transactions in the Shares during the past 60 days except as set forth in Exhibit 2 hereto.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 27, 2026, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with Ault Lending and certain other investors (the "Investors") pursuant to which the issuer agreed offer and sell, in two tranches (the "Offering") (i) an aggregate of up to Eleven Million Eight Hundred Eighty Thousand Dollars ($11,880,000) in aggregate principal face amount of 8% original issue discount Convertible Promissory Notes of the Issuer (each a "Note" and collectively, the "Notes"), which Notes shall be convertible (the "Conversion Shares") into Shares pursuant to the terms and conditions set forth in the Notes and (ii) related warrants (each a "Warrant" and collectively, the "Warrants"), which Warrants are exercisable for Shares (the "Warrant Shares").

On March 2, 2026, subject to the terms and conditions of the Purchase Agreement, the Issuer issued to Ault Lending (i) a Note in the principal amount of $5,280,000, and (ii) Warrants to purchase initially up to 840,095 Shares (as adjusted for the 50-for-1 reverse stock split effected by the Issuer on March 23, 2026), of which Warrants to purchase 624,829 such Shares were subsequently exercised on a cashless basis by Ault Lending. Pursuant to the Purchase Agreement, the Issuer has agreed to issue to the Investors, subject to the terms and conditions of the Purchase Agreement, certain additional Notes and Warrants.

The Notes carry an 8% original issue discount and have a term of 24 months from the original issuance date (the "Maturity Date"). In addition to the original issue discount, the Notes bear interest at a rate of 10% per annum, payable in cash upon the Maturity Date or in Shares upon the earlier conversion of the Notes, unless an event of default occurs, in which case the interest rate shall be increased to eighteen percent (18%) per annum, payable in cash in arrears on the first trading day of each calendar month during the continuance of such event of default.

The Notes are convertible at the option of the holder into Conversion Shares at any time after their issuance. The conversion price is the greater of (x) $4.60 (as adjusted for the 50-for-1 reverse stock split effected by the Issuer on March 23, 2026) per share (the "Floor Price"), which Floor Price shall be further adjusted for share dividends, share splits, stock combinations and other similar transactions, and (y) the lower of 80% of the lowest trading price of the Shares during the six (6) trading days immediately prior to (A) the date of the Purchase Agreement or (B) the conversion date, but not greater than $75 (as adjusted for the 50-for-1 reverse stock split effected by the Issuer on March 23, 2026) per share, subject to further adjustment as provided in the Notes. The holder's ability to convert is subject to a beneficial ownership limitation of 4.99% (which may be increased up to 9.99% upon 61 days' notice).

The Warrants are immediately exercisable at any time after their issuance and at any time up to the date that is five years after their issuance. Each of the Warrants will be exercisable at an initial exercise price of $9.65 (as adjusted for the 50-for-1 reverse stock split effected by the Issuer on March 23, 2026), subject to further adjustment as set forth therein, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of Warrant Shares purchased upon such exercise, except in the case of a cashless exercise. Holders may, in lieu of making the cash payment otherwise contemplated to made upon the exercise of the Warrants, elect instead to receive upon such exercise the "Net Number" of Warrant Shares determined in accordance with the formula set forth therein.

Until the later of (i) the date that all the of the Notes have been repaid in full or fully converted into Conversion Shares pursuant to the terms of the Purchase Agreement and the Notes, and (ii) the date that the Investors collectively hold, or have the right to acquire, Notes and/or Conversion Shares issued upon conversion thereof representing an aggregate principal balance of less than $250,000, the Issuer shall not, and shall not permit any subsidiary to issue any securities, without Ault Lending's prior written consent, subject to certain exemptions.

The foregoing is not a complete description of the Purchase Agreement, Notes and the Warrants, and are subject to, and each is qualified by reference to the full text and terms of the Notes, Warrants and the Purchase Agreement, the forms of which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference.

On April 15, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Officers and Directors

Exhibit 2 - Transactions in Securities of the Issuer During the Past 60 Days

Exhibit 99.1 - Form of the Notes, incorporated by reference to Exhibit 4.1 of Form 6-K filed by the Issuer on February 27, 2026

Exhibit 99.2 - Form of the Warrants, incorporated by reference to Exhibit 4.2 of Form 6-K filed by the Issuer on February 27, 2026

Exhibit 99.3 - Form of Securities Purchase Agreement, incorporated by reference to Exhibit 10.1 of Form 6-K filed by the Issuer on February 27, 2026

Exhibit 99.4 - Joint Filing Agreement, dated April 15, 2026

## Signatures
- Hyperscale Data, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Executive Chairman (04/15/2026)
- Alpha Structured Finance LP: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer of its Investment Manager (04/15/2026)
- Alpha Structured Finance GP LLC: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer of its Managing Member (04/15/2026)
- ACG Alpha Management LLC: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer (04/15/2026)
- Ault Lending, LLC: /s/ David J. Katzoff, David J. Katzoff, Manager (04/15/2026)
- Ault Capital Group, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Executive Chairman (04/15/2026)
- AULT MILTON C III: /s/ Milton C. Ault, III, Milton C. Ault, III (04/15/2026)